FORM 1-A@

MADISON FINANCIAL CORPORATION

March 30, 2004

VIA FAX
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attention: Kurt K. Murao, Office of Small Business

Re: Madison Financial Corporation
Offering Statement on Form 1-A
File No. 24-10035 Acceleration Request

Dear Mr. Murao:

Madison Financial Corporation, Inc. (the "Company") hereby requests that the Securities and Exchange Commission accelerate the qualification of the above-referenced Offering Statement and declare the Offering Statement, as amended (including, most recently, by Amendment No. 6 [Post-Effective Amendment No. 2]), qualified effective as of 2:00 p.m., Washington, D.C. time, on Wednesday, March 31, 2004, or as soon thereafter as practical. We also request that the Commission specifically confirm the qualification effective date and time in writing.

Sincerely,

MADISON FINANCIAL CORPORATION

William M. Walters

William M. Walters, President